Exhibit 99.3

NICE Actimize Recognized as a Market Leader in Opimas Trade
Surveillance Solutions Vendor Report, Citing Voice Communication and
Trade Reconstruction Strengths

 NICE Actimize has led the MiFID II-driven charge to provide a holistic service, combining surveillance and analysis of both cross-asset class trade data and communication channels, Opimas said

Hoboken, N.J., October 8, 2018 – NICE Actimize, a NICE business (Nasdaq: NICE) and leader in Autonomous Financial Crime Management, today announced that it has been recognized as a leader in the Opimas “Shortlisting Trade Surveillance Solutions” report. Opimas, which profiled 25 trade surveillance specialist vendors in its report, cited NICE Actimize as a dominant market force and leader in holistic surveillance, voice communications and trade reconstruction. The report also said that NICE Actimize has led the MiFID II-driven charge to provide a holistic service, combining surveillance and analysis of both cross-asset class trade data and communication channels while also differentiating itself with its sales practices and suitability offerings.

The report stated, “Although competitors are beginning to enter the ring as holistic solutions, NICE Actimize is still the proven end-to-end solution combining both trade and communications surveillance in one place.” The vendor report also cited, “NICE Actimize’s communications surveillance capabilities leverage natural language processing and behavioral analytics to monitor text and voice communications for indicators of secrecy, collusion, bragging, etc. It can surveil the largest list of languages, including: English, Spanish, Hindi, Portuguese, Russian, Turkish, Polish, French, German, Japanese, Chinese (Mandarin and Cantonese), and Korean.”

“Surveillance-related challenges have become increasingly complex, and NICE continues to invest significantly in our leading communications surveillance and trade reconstruction solutions,” said Chris Wooten, Executive Vice President, NICE. “It is quite evident that trade surveillance alone is not really effective against today’s risks if you are not both analyzing and reviewing what is being said, and matching it up to what people have actually done with their orders and executions. Looking at trades from a multi-dimensional perspective reduces false positives and uncovers hidden risks that might not otherwise be exposed. We thank Opimas for its extensive research into the surveillance marketspace and for its depth of research into our offerings that lead the industry in intelligent automation, voice communication and behaviorial analytics, among just a few differentiating attributes.”

“Market participants in this category are now firmly centered on reducing costs by better targeting alerts, broadening surveillance across siloed channels, and automating investigations,” said Anna Griem, Research Analyst, Opimas. “Only a handful of the solutions profiled in this report provide true e-communications and voice surveillance alongside market surveillance capabilities. NICE Actimize has led the charge as a provider for holistic surveillance, proving itself time and time again with its global client base. NICE Actimize, we noted in the report, is also highly regarded for it trade reconstruction capabilities.”

The Opimas report summarized its review of NICE Actimize by noting that, “NICE Actimize’s roadmap looks promising – with its Autonomous Financial Crime Management platform, featuring continued investment in holistic surveillance, behavioral analytics and anomaly detection, machine learning, relationship mapping, delivery of front office insights, and continued reduction of false positives. NICE Actimize is well positioned in today’s market, and putting this roadmap into action should maintain its position of dominance.”

The report outlines several key market drivers in the trade surveillance area, explaining that The Market Abuse Directive (MAD), the Markets in Financial Instruments Directive (MiFID II), ESMA Guidelines, the Dodd Frank Act, the Hong Kong Securities and Futures Ordinance, and the Singapore Market Misconduct Regime, cumulatively also require more market participants than ever before to surveil for market abuse and insider trading, and appropriately report and handle an incident when it occurs. Market participants themselves have a number of incentives to stamp out threatening trading conduct: steep regulatory fines, reputational damage, and avoiding losses, to name a few.

To download a complimentary copy of the Opimas “Shortlisting Trade Surveillance Solutions” report, please visit this page here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, 201-551-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.